[DUCOMMUN INCORPORATED LETTERHEAD]

January 6, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington D.C. 20549

Attention: Max A. Webb

Re:	Ducommun Incorporated

Amendment No. 1 to the Registration Statement on Form S-4

Filed November 18, 2011

File No. 333-177231

Form 10-K for the fiscal year ended December 31, 2010

Filed February 22, 2011

Form 10-Q for the quarter ended July 2, 2011

Filed August 9, 2011

Form 10-Q for the quarter ended October 1, 2011

Filed November 7, 2011

File No. 001-08174

Dear Mr. Webb:

Ducommun Incorporated (the “Company,” “we” or “our”) is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 1, 2011 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-177231) filed with the Commission on November 18, 2011 (“Amendment No. 1 to the Registration Statement”), the Company’s Form 10-K for the fiscal year ended December 31, 2010 (File No. 001-08174) filed with the Commission on February 22, 2011, the Company’s Form 10-Q for the quarter ended July 2, 2011 (File No. 001-08174) filed with the Commission on August 9, 2011, and the Company’s Form 10-Q for the quarter ended October 1, 2011 (File No. 001-08174) filed with the Commission on November 7, 2011 (“Q3’2011 Form 10-Q”). We have endeavored to respond fully to each of your comments and questions. For your convenience, we have reproduced your numbered comments in bold italicized text below before our corresponding response. We have filed today with the Commission Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-177231) (“Amendment No. 2 to the Registration Statement”) and Amendment No. 1 to the Q3’2011 Form 10-Q (“Amendment No. 1 to 10-Q”).

S-4

Exhibit 5.2

1.	We note your response to prior comment one; however, we are unable to locate revisions responsive to our prior comment. Please have counsel revise the last sentence of the last paragraph on page 3 of the opinion. Alternatively, have counsel revise the last sentence of the second paragraph to consent to the reliance on the opinion by holders of the New Notes.

In response to the Staff’s prior comment # 1, counsel revised its legality opinion to remove the limitation cited by the Staff. This revision was inadvertently excluded from the version of the opinion filed as an exhibit to Amendment No. 1 to the Registration Statement. The Company has now filed the revised opinion as Exhibit 5.2 to Amendment No. 2 to the Registration Statement.

Exhibit 5.3

2.	We note your response to prior comment four and reissue. It is not appropriate for counsel to assume that the guarantor’s corporate powers have not been suspended. Please have counsel remove assumption 3.7.

In response to the Staff’s comment, counsel has revised its legality opinion to remove the assumption in 3.7 regarding Ducommun LaBarge Technologies, Inc.’s (“DLTI”) corporate powers. In place of such assumption, counsel has included a factual assumption as to DLTI’s payment of all income taxes, fines, jeopardy, fraud assessments and interests due from it and payable to the State of Arizona (collectively, “Taxes”), as it is not possible for counsel to independently verify the payment of such Taxes. Such revised assumption is consistent with the guidance prescribed by the First Amended and Restated Report of The State Bar of Arizona Business Law Section Committee on Rendering Opinions in Business Transactions dated October 20, 2004. The Company has filed the revised opinion as Exhibit 5.3 to Amendment No. 2 to the Registration Statement.

Form 10-Q for the Quarter Ended July 2, 2011

Non-GAAP Financial Measures, page 24

3.	With regard to your calculation of EBITDA, please remove amortization of non-cash stock compensation from your calculation as the inclusion of such an item is not an appropriate reconciling item in determining EBITDA.

In response to the Staff’s comment, the Company has filed Amendment No. 1 to 10-Q to remove the amortization of non-cash stock-based compensation from its calculation of EBITDA.

4.	Refer to your calculation of Adjusted EBITDA on page 24. We believe the adjustment “inventory step-up” should be eliminated. Item 101(a)(1) of Regulation G indicates that a non-GAAP financial measure should be a numerical measure of a registrant’s historical or future financial performance. The elimination of the inventory valuation adjustment creates an inventory cost that is representative of LaBarge’s historical inventory cost, not Ducommun’s, and is not representative of Ducommun’s inventory replacement cost going forward. Please revise your calculation accordingly.

In response to the Staff’s comment, the Company has filed Amendment No. 1 to 10-Q to remove the inventory step-up from its calculation of Adjusted EBITDA.

Critical Accounting Policies

Goodwill, page 9

5.	We note that, as a result of the decline in your stock price and the decline in the Miltec reporting unit’s performance for the nine months ended October 1, 2011, you performed a discounted cash flow analysis for the Miltec reporting unit during the third quarter. We also note that you will perform your annual goodwill test by the end of the fourth quarter. Given these recent events and uncertainties, please consider expanding your disclosures to provide additional information for each reporting unit that is at risk of failing step one of the impairment test. As applicable, please disclose the amount of goodwill allocated to the reporting unit as well as the percentage by which fair value exceeded carrying value as of the date of your most recent test. In addition, please discuss the degree of uncertainty associated with the key assumptions in specific terms to the extent practicable. Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Finally, if a significant difference exists between the aggregate fair value of your reporting units and the market capitalization of the company, please consider explaining the reasons for the difference.

In response to the Staff’s comment, the Company has filed Amendment No. 1 to 10-Q. The amendment expands the Company’s disclosure in Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Goodwill to include, among other things, (i) the amount of goodwill for each reporting unit at December 31, 2010, (ii) the percentage by which the fair value of the Miltec reporting unit exceeded its carrying value based on the interim impairment evaluation at October 1, 2011, (iii) the percentage by which the fair value of each of the other reporting units exceeded its carrying value based on the annual impairment test at December 31, 2010, the date of the Company’s last annual impairment test, (iv) the assumptions made by the Company in performing a discounted cash flow analysis, (v) a description of potential events and changes in circumstances that could trigger future goodwill impairment charges, and (vi) commentary on the Company’s market capitalization compared to its book value as of October 1, 2011.

*             *             *

In connection with the Company’s response to the Staff’s Comment Letter, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call me at (310) 513-7213 or our outside counsel, Dhiya El-Saden of Gibson, Dunn & Crutcher LLP, at (213) 229-7196.

Sincerely,

/s/ James S. Heiser

James S. Heiser

Vice President, General Counsel and Secretary

cc:     Dhiya El-Saden, Esq.

          Gibson, Dunn & Crutcher LLP

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